UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Model N, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

607525102

(CUSIP Number)

December 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607525102	SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Investure, LLC I.R.S. #20-0456218

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,786,310

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,786,310

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,786,310

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person IA

CUSIP No. 607525102	SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Investure Global Equity (GP), LLC I.R.S. #26-4440171

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,786,310

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,786,310

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,786,310

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person OO

CUSIP No. 607525102	SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Investure Global Equity Fund, LP – All Asset Series I.R.S. #26-4440283

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,786,310

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,786,310

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,786,310

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person PN

CUSIP No. 607525102	SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Alice W. Handy

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,786,310

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,786,310

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,786,310

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person IN

Explanatory Note

Item 1.
	(a)	Name of Issuer Model N, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1600 Seaport Boulevard, Suite 400 Pacific Shores Center – Building 6 Redwood City, California 94063

Item 2.
(a)

Name of Person Filing
Investure, LLC (“Investure”), Investure Global Equity (GP), LLC (“Investure Global Equity GP”), Investure Global Equity Fund, LP — All Asset Series (“Investure Global Equity”) and Alice W. Handy.  Ms. Handy is the managing member of Investure.  Investure is the managing member of Investure Global Equity GP and investment adviser to Investure Global Equity.  Investure Global Equity GP is the general partner of Investure Global Equity, a security holder of the issuer.

(b)

Address of the Principal Office or, if none, residence
The address of the Principal Office of each of Investure Global Equity, Investure Global Equity GP, Investure and Ms. Handy is 126 Garrett Street, Suite J, Charlottesville, Virginia 22902.

	(c)	Citizenship The jurisdiction of formation of each of Investure Global Equity, Investure Global Equity GP and Investure is the State of Delaware. Ms. Handy is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 607525102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
(a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
(b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
(ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 16, 2014

INVESTURE, LLC

By:	/s/ ALICE W. HANDY
Name:	Alice W. Handy
Title:	Managing Member

INVESTURE GLOBAL EQUITY (GP), LLC

By:	INVESTURE, LLC
Title:	Managing Member

By:	/s/ ALICE W. HANDY
Name:	Alice W. Handy
Title:	Managing Member

INVESTURE GLOBAL EQUITY FUND, LP —ALL ASSET SERIES

By:	INVESTURE GLOBAL EQUITY (GP), LLC
Title:	General Partner

By:	INVESTURE, LLC
Title:	Managing Member

By:	/s/ ALICE W. HANDY
Name:	Alice W. Handy
Title:	Managing Member

/s/ ALICE W. HANDY
Name: Alice W. Handy